SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 31 July 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1	Transaction in Own Shares released on 2 July 2009
Exhibit 1.2	Director/PDMR Shareholding released on 6 July 2009
Exhibit 1.3	Blocklisting Interim Review released on 7 July 2009
Exhibit 1.4	Blocklisting Interim Review released on 7 July 2009
Exhibit 1.5	Transaction in Own Shares released on 9 July 2009
Exhibit 1.6	Director/PDMR Shareholding released on 10 July 2009
Exhibit 1.7	Transaction in Own Shares released on 17 July 2009
Exhibit 1.8	Transaction in Own Shares released on 22 July 2009
Exhibit 1.9	Transaction in Own Shares released on 23 July 2009
Exhibit 2.0	Transaction in Own Shares released on 30 July 2009
Exhibit 2.1	Total Voting Rights released on 31 July 2009

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 July 2009

BP p.l.c. announces that on 1 July 2009 it transferred to participants in its employee share schemes 3,757 ordinary shares at prices between 386.0 pence and 487.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,880,515,445 ordinary shares in Treasury, and has 18,739,982,679 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 6 July 2009

BP p.l.c. was informed on 3 July 2009 by Computershare Plan Managers that, on 30 June 2009, Mr Iain Conn (a director of BP plc) acquired an option to purchase 605 ordinary shares (ISIN number GB0007980591) at £4.20 per share under the Save As You Earn scheme, exercisable from 1 September 2012.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.3

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 7 July 2009

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an  ris .

Date:  7July 2009

Name of applicant :		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 January 2009	To:	30 June 2009
Balance of unallotted securities under scheme(s) from previous return:		32,178,277
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,039,652
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		30,138,625

Name of contact:	Michelle Holt
Telephone number of contact:	020 7496 2102

Exhibit 1.4

BP p.l.c. – Blocklisting Interim Review
BP p.l.c. - 7 July 2009

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an  ris .

Date:  2 July 2009

Name of applicant :		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 January 2009	To:	30 June 2009
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Michelle Holt
Telephone number of contact:	020 7496 2102

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. – 9 July 2009

BP p.l.c. announces that on 8 July 2009 it transferred to participants in its employee share schemes 7,363 ordinary shares at prices between 350.0 pence and 487.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,880,508,082 ordinary shares in Treasury, and has 18,739,990,042 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 July 2009

BP p.l.c. was advised on 10 July 2009 by Computershare Plan Managers that on 10 July 2009 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £4.6525 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward           72 shares

Mr I.C. Conn                  72 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                     70 shares
Mr S. Westwell                 72 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 July 2009

BP p.l.c. announces that on 15 July 2009 it transferred to participants in its employee share schemes 630,153 ordinary shares at prices between 386.0 pence and 529.75 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,879,877,929 ordinary shares in Treasury, and has 18,740,620,195 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 July 2009

BP p.l.c. announces that on 20 July 2009 it transferred to participants in its employee share schemes 2,493,188 ordinary shares at a price of 524.75 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,877,384,741 ordinary shares in Treasury, and has 18,743,158,233 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 July 2009

BP p.l.c. announces that on 22 July 2009 it transferred to participants in its employee share schemes 3,081 ordinary shares at prices between 455.00 pence and 487.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,877,381,660 ordinary shares in Treasury, and has 18,743,161,314 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 July 2009

BP p.l.c. announces that on 29 July 2009 it transferred to participants in its employee share schemes 6,529 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,877,375,068 ordinary shares in Treasury, and has 18,743,226,034 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 July 2009

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 31 July 2009

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,743,288,688 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,748,371,188. This figure excludes (i) 1,877,381,660 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  4 August 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary